5
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                        (Amendment No. ________________)*

                                 iVideoNow, Inc.
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                                (Name of Issuer)

                         Common stock, par value $0.001
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                         (Title of Class of Securities)

                                   46588 W 102
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                                 (CUSIP Number)

                            Keating Investments, LLC
       8450 East Crescent Parkway, Suite 100, Greenwood Village, CO 80111
                                 (720) 889-0133
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 January 1, 2002
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             (Date of Event Which Required Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with this statement. |_|

(A fee is not required only if the reporting person: (1) Has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                              CUSIP NO. 46588 W 102
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(1)   Names of reporting persons . .  . . . . . . . .   Keating Investments, LLC
      S.S. or I.R.S. Identification Nos. of above persons  . .

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(2)   Check the appropriate box of a member of a group .(a)
                      (see instructions)                (b)
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(3)   SEC use only . . . . . . . . . . . . . . . . . . .

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(4)   Source of funds (see instructions) . . . . . . . .WC
 . . . . . .
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(5)   Check if disclosure of legal proceedings is required
        pursuant to Items 2(d) or 2(e) . . . . . . . . .
 . . . . . . . .
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(6)   Citizenship or place of organization  . . . . . . California
 . . . . .
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Number of shares beneficially owned by each reporting person with:
     (7) Sole voting power  . . . . . . . . . . . . . . 1,751,369

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     (8) Shared voting power  . . . . . . . . . . . . . 2,500,000*

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     (9) Sole dispositive power . . . . . . . . . . . . 1,751,369

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     (10) Shared dispositive power  . . . . . . . . . .

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(11) Aggregate amount beneficially owned by each
        reporting person  . . . . . . . . . . . . . . . 1,751,369
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(12) Check if the aggregate amount in Row (11) excludes
        certain shares (see instructions) . . . . . . .

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(13) Percent of class represented by amount in Row (11).7.3%
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(14) Type of reporting person (see instructions)  . . . 00 - Limited Partnership

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* See 5(a) and (b) below.


                                Page 2 of 5 Pages

Item 1.  Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D relates is the common stock, $0.001 par value (the "Issuer Common Stock") of iVideoNow, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 8450 East Crescent Parkway, Suite 100, Greenwood Village, Colorado 80111.


Item 2.  Identity and Background.

(a) This statement on Schedule 13D is filed on behalf of Keating Investments, LLC, (the "Reporting Entity") as the direct beneficial owner of shares of Issuer Common Stock. The President of the Reporting Entity is Timothy Keating.

(b) The Reporting Entity is a liability company under the laws of the State of California. The Reporting Entity's business address is 8450 East Crescent Parkway, Suite 100, Greenwood Village, Colorado 80111.

(c)      The Reporting Entity is an investment banker.

(d) During the last five (5) years, none of the Reporting Entity or, to the best of its knowledge, any of its officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, none of the Reporting Entity or, to the best of its knowledge, any of its officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or funding any violation with respect to such laws.

(f)      The citizenship of the Reporting Entity is the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Entity acquired 1,000,000 shares of Issuer common stock from various shareholders in exchange for a purchase price of $50,000. The funds used have been provided by the Reporting Entity's working capital. In addition, 651,639 shares were issued for investment banking services provided to the Issuer by the Reporting Person and 100,000 shares were acquired through open-market purchases.


Item 4.  Purpose of Transaction.

The Reporting Entity owns the securities of the Issuer for investment purposes and may, depending upon the current events, including without limitation, the then-market conditions, the Issuer's results of operations, and the then-current general business climate, decide to increase or decrease its position in the Issuer.

                                Page 3 of 5 Pages

The Reporting Entity will engage in seeking a suitable acquisition or merger for the Issuer. The Reporting Entity has no agreements or contracts with the Issuer regarding these services. At this time, the Reporting Entity does not have any plans or proposals which may result or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      An   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer.

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

(a)(b) Keating Investments, LLC, beneficially owns an aggregate of 1,751,369 shares of the Issuer's common stock, representing approximately 7.3% of the total shares of common stock deemed outstanding. Keating Investments, LLC, is the General Partner of Keating Partners, L.P., which owns 2,500,000 shares of the Issuer's common stock. Such 2,500,000 shares are subject to shared voting power pursuant to a Shareholder Voting Trust Agreement (the "Voting Trust Agreement").

         The Voting Trust Agreement provides that Keating Partners, L.P., will vote all shares of common stock owned by it consistent with the judgment and direction of Mr. Kevin R. Keating, President of the

                               Page 4 of 5 Pages

         Issuer. To secure such Reporting Entity's obligation, Keating Partners, L.P., appointed Mr. Keating as its true and lawful proxy to vote all of the shares. The proxy is irrevocable for the term of the Voting Trust Agreement. The Voting Trust Agreement terminates on December 31, 2002, or the death or incapacity of Mr. Keating. Mr. Timothy Keating, the President of the Reporting Entity, owns 2,250,000 shares of the Issuer common stock, of which 1,250,000 is subject to the Voting Trust Agreement discussed above.

(c) Except with respect to the above, there have been no other transactions in the Issuer's securities effected by the Reporting Entity.

(d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

(e)      Not applicable.


Item 6.  Contracts, Arrangements, Understanding or Relationships
              With Respect to Securities of the Issuer.

Other than the Shareholder Voting Trust Agreement set forth in Item 5(a)(b) above, the Reporting Entity does not have any contracts, arrangements, understandings or relationships with others with respect to the securities of the Issuer.


Item 7.  Material to be Filed as Exhibits.

The following documents are filed as exhibits:

         1. Shareholder Voting Trust Agreement between Keating Partners, L.P., and Kevin R. Keating (incorporated herein by reference to Exhibit 4.1 to Form 8-K filed by the Issuer on January 10,
                  2002).

         2. Securities Purchase Agreement dated November 6, 2001, between Keating Partners, L.P., and the Issuer (incorporated herein by reference to Exhibit 10.7 to Form 8-K filed by the Issuer on January 10, 2002).


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 24, 2002             KEATING INVESTMENTS, LLC
                                      a California limited liability company


                                      By: /s/ Timothy J. Keating
                                          --------------------------
                                          Timothy J. Keating
                                          President and Managing Member

                               Page 5 of 5 Pages